S

20008890

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-69528

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/19 (MM/DD/YY) AND ENDING 12/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Arrowroot Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wilshire Blvd, Suite 1755
(No. and Street)

Santa Monica	CA	90401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Santos (310) 566-5865
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Gumbiner Savett, Inc.
(Name – *if individual, state last, first, middle name*)

1723 Cloverfield Blvd	Santa Monica	CA	90404
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing
MAR 03 2020
Washington, DC

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Robert Santos, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Arrowroot Partners, LLC, as of December 31st, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

CEO
Title

* See attached CA ~~Acknowledgment~~ Jurat
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document, to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

STATE OF CALIFORNIA }

COUNTY OF LOS ANGELES }

Subscribed and sworn to (or affirmed) before me on this 2nd day of March, 2020
Date Month Year

by Robert Santos

Name of Signers

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature: [signature]
Signature of Notary Public

SOMALIA GOLDSBY
COMM. 2187034
NOTARY PUBLIC CALIFORNIA
Los Angeles County
My Comm. Expires Mar. 18, 2021

Seal
Place Notary Seal Above

-- **OPTIONAL** --

Though this section is optional, completing this information can deter alteration of the document or fraudulent attachment of this form to an unintended document.

Description of Attached Document
Title or Type of Document: Oath or Affirmation

Document Date:

Number of Pages:

Signer(s) Other Than Named Above:

ARROWROOT PARTNERS, LLC
(A wholly-owned subsidiary of Vitreous Partners Holdings, LLC)

Report Pursuant to Rule 17a-5(d)

FINANCIAL STATEMENTS

For the Year Ended December 31, 2019
(with supplementary information)

TABLE OF CONTENTS

GUMBINER SAVETT INC.
ASSURANCE • TAX • BUSINESS ADVICE

Report of Independent Registered Public Accounting Firm

To the Member
Arrowroot Partners, LLC
Santa Monica, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Arrowroot Partners, LLC (the "Company") as of December 31, 2019, and the related statements of operations, changes in member's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has recurring losses and negative cash flows from operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

1723 Cloverfield Boulevard
Santa Monica, California 90404
phone: 310.828.9798 • 800.989.9798
fax: 310.829.7853 • 310.453.7610
www.gscpa.com

Related Party Transactions

As more fully described in Note 3, the Company has entered into an expense sharing agreement with its Parent and the Parent has the ability to influence the nature and extent of some of the costs incurred by the Company. The operating results or the financial position of the Company could have been significantly different if the Company was autonomous.

Auditor's Report on Supplemental Information

The supplementary information contained on Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3 (exemption), has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information at Schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

Gumbiner Savett Inc.

We have served as the Company's auditor since 2018.

Santa Monica, California
February 28, 2020

ARROWROOT PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS		
Cash	$	10,847
Fixed Assets, net		12,945
TOTAL ASSETS	$	23,792
LIABILITIES		
Accounts payable and other liabilities	$	1,060
TOTAL LIABILITIES		1,060
Contingencies		
Member's Equity		22,732
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	23,792

(The accompanying notes are an integral part of these financial statements)

ARROWROOT PARTNERS, LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2019

REVENUES		
Commission fees	$	223,866
M&A advisory fees		189,485
Other		14,000
TOTAL REVENUES		427,351
OPERATING EXPENSES		
Advertising and Marketing		2,722
Depreciation		5,007
Travel and Entertainment		44,407
Bad Debt Recovery		(65,000)
Technology, Data and Communication Costs		20,171
Payroll and related cost		190,600
Registered rep – non-executive cost		213,499
Professional fees		48,146
Rent		9,838
Other		33,754
TOTAL OPERATING EXPENSES		503,144
NET LOSS	$	(75,793)

(The accompanying notes are an integral part of these financial statements)

ARROWROOT PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Year Ended December 31, 2019

Balance as of January 1, 2019	$	33,675
Capital Contributions		64,850
Net Loss		(75,793)
Balance as of December 31, 2019	$	22,732

(The accompanying notes are an integral part of these financial statements)

ARROWROOT PARTNERS, LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2019

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Loss	$	(75,793)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		5,007
Bad debt recovery		(65,000)
Changes in operating assets and liabilities:		
Accounts Receivable		69,000
Prepaid expenses		980
Accounts payable and other liabilities		(2,119)
Contract liabilities		(4,000)
NET CASH USED IN OPERATING ACTIVITIES		(71,925)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of fixed assets		(2,390)
NET CASH USED IN INVESTING ACTIVITIES		(2,390)
CASH FLOWS FROM FINANCING ACTIVITIES		
Capital Contribution		64,850
NET CASH PROVIDED BY FINANCING ACTIVITIES		64,850
NET DECREASE IN CASH		(9,465)
CASH- Beginning of year	$	20,312
CASH- End of year	$	10,847

(The accompanying notes are an integral part of these financial statements)

ARROWROOT PARTNERS, LLC
NOTES TO FINANCIAL STATEMENTS
For the Year Ended December 31, 2019

NOTE 1 -Organization

Arrowroot Partners, LLC (the "Company") is a California Limited Liability Company formed on August 5, 2014. The Company is a wholly-owned subsidiary of Vitreous Partners Holdings, LLC ("Parent"). The Company will continue operations until terminated and dissolved in accordance with the provisions of the limited liability company operating agreement. The Company became a registered broker-dealer in securities under the Securities Exchange Act of 1934, on August 21, 2015. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC").

The Company conducts the following types of business: (1) private placements of securities; and (2) merger and acquisition ("M&A") advisory services. The Company derives revenue primarily from M&A advisory service fees and commission fees earned through the placement of securities. The Company has an office in Santa Monica, California.

NOTE 2 -Summary of Significant Accounting Policies

Liquidity and Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business. The Company has experienced recurring losses and negative operating cash flows. Its continued existence depends upon the ability and willingness of its Parent to fund future negative cash flows and attain profitable operations. These factors raise substantial doubt about the ability of the Company to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Management's plan is to obtain capital from the Company's Parent.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

Accounts receivable consist of amounts due from customers for M&A services. The Company's estimates the allowance for doubtful accounts based on review and analysis of specific balances that may not be collectible. Accounts are considered for write-off when they become past due and it is determined that the probability of collection is remote.

Activity in the allowance for doubtful accounts was as follows:

Balance at December 31, 2018	$	(85,000)
Write offs		20,000
Recovery		65,000
Balance at December 31, 2019	$	-

Fixed Assets

Fixed assets are carried at cost. Depreciation is calculated using a straight-line method. The estimated lives of the depreciable assets range from three to seven years. Management reviews fixed assets for impairment whenever events or changes in circumstances indicate the carrying amount of the assets may not be recoverable. No impairment of fixed assets occurred for the year ended December 31, 2019.

Revenue Recognition

M&A fees are contingent on, and are recognized upon, the successful completion of a transaction or when a transaction is otherwise concluded. M&A fees are generated from services related to a limited number of transactions. Non-refundable deposits in connection with such transactions are recognized in revenues upon completion of the underlying transaction or when the transaction is otherwise concluded. Due to the nature of the Company's business, the size of any one transaction may be significant to the Company's operations for the period. Stocks received as compensation are recorded at fair value at the successful completion of the transaction. Fees from private placement of securities are recognized when all the related services have been provided and the placement of securities is completed.

Other fees are recognized over the period which the services are performed in accordance with the terms of the related agreement.

Contract Liabilities

A contract liability is recorded when payments are received in advance of performing service obligations and is recognized as revenue upon completion of a transaction or when a transaction is otherwise concluded. Total contract liabilities as of December 31, 2018 were $4,000. During the year ended December 31, 2019, the Company received $13,000 of payments in advance of performing service and recognized $17,000 as revenue. There were no contract liabilities as of December 31, 2019.

Income Taxes

The Company, with consent of its Member, has elected to be a California Limited Liability Company. For tax purposes the Company is treated like a partnership, therefore in lieu of business income taxes, the Member is taxed on the Company's taxable income. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The accounting principles generally accepted in the United States of America provide accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its State tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by State tax authorities for years 2015 and onwards. The Company is currently not under examination by any tax authority.

Concentrations of Credit Risk

Amounts held in financial institutions occasionally are in excess of federally insured limits. The Company deposits its cash in high quality financial institutions, and management believes the Company is not exposed to significant credit risk on those amounts.

Fair Value Measurements

The Company's financial assets and liabilities are carried at fair value or contracted amounts which approximate fair value. The authoritative guidance with respect to fair value establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels, and requires that assets and liabilities carried at fair value be classified and disclosed in one of three categories, as presented below:

Level 1 Quoted prices in an active market for identical assets or liabilities.

Level 2 Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable

Level 3 Assets and liabilities whose significant value drivers are unobservable.
(The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.)

The Company's financial instruments primarily consist of cash, accounts payable and other liabilities. As of the balance sheet date, the carrying value of these financial instruments approximates fair value due to their short-term nature.

Recently Adopted Accounting Pronouncements

Effective January 01, 2019, the Company adopted Financial Accounting Standards Board Accounting Standards Codification (ASC) 842, Leases. The adoption of ASC 842 had no effect on the Company's financial statements.

Recent Accounting Pronouncements

Management does not believe there are any issued, but not yet effective, accounting standards if currently adopted which would have a material effect on the accompanying financial statements.

NOTE 3 –Related Party Transactions

The Company has entered into an Expense Sharing Agreement ("Agreement") with its Parent. Pursuant to the terms of the Agreement, the Parent has assumed some of the costs incurred by it on behalf of the Company. Because of the nature of their relationship, the Company's Parent has the ability to influence the nature and extent of some of the costs incurred by the Company. The operating results or the financial position of the Company could have been significantly different if the Company was autonomous.

The terms of the Agreement stipulate that the Parent provides for certain operating expenses. Some of the operating expenses incurred, such as rent for the Santa Monica office, are paid by the Parent and reimbursed by the Company by a monthly payment of $500. For the year ended December 31, 2019, $6,000 was reimbursed to the Parent and is included in rent expense.

Pursuant to the terms of the Agreement, the Company has no obligation to any third party for the costs assumed by the Parent. The Parent is solely responsible for any amount related to costs incurred by it on behalf of the Company.

NOTE 4 – Litigation

In November 2018, the Company had filed a complaint against one of its former customers seeking damages for breach of contract. In January 2019, the customer filed a cross complaint also for breach of contract by the Company. At December 31, 2018, the Company recorded an allowance for doubtful accounts of $85,000 for accounts receivable from this former customer. In July 2019, the Company reached a final settlement with this former customer and collected $65,000 which was recorded as bad debt recovery.

The Company may be party to litigation arising in the ordinary course of business. It is management's opinion that the outcome of such matters will not have a material effect on the Company's financial statements; however, the results of litigation and claims are inherently unpredictable.

NOTE 5 -Net Capital Requirement

The Company is a registered broker-dealer and is subject to the SEC's Uniform Net Capital Rule 15c3-1. This requires that the Company maintain minimum net capital of $5,000 and also requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

As of December 31, 2019, the Company had net capital of $9,787 which was $4,787 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness to net capital was 0.11 to 1.

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 6 – Exemption from the SEC Rule 15c3-3

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(i) as the Company does not carry security accounts for customers or perform custodial functions related to customer securities. Rule 15c3-3(k)(2)(i) provides an exemption from the SEC's so-called "customer protection rule" for firms that: carry no margin accounts; promptly transmit all customer funds and deliver all securities received in connection with their broker-dealer activities; do not otherwise hold funds or securities for, or owe money or securities to, customers; and effectuate all financial transactions with customers through one or more bank accounts designated as "Special Account for the Exclusive Benefit of Customers" of the Company.

NOTE 7 –Subsequent Events

The Company has evaluated subsequent events through the date the financial statements were issued. Subsequent to year end December 31, 2019, the Parent contributed $38,200 in capital. Except for such capital contributions, there were no other subsequent events noted that would require adjustment to or disclosure in these financial statements.

ARROWROOT PARTNERS, LLC

Supplemental Information

For the Year Ended December 31, 2019

ARROWROOT PARTNERS, LLC
COMPUTATION OF NET CAPITAL PUSUANT TO RULE 15c3-1
AS OF DECEMBER 31, 2019
SCHEDULE I

COMPUTATION OF NET CAPITAL		
Member's Equity	$	22,732
Deductions and/or charges (Non-Allowable Assets):		
Fixed Assets		(12,945)
NET CAPITAL	$	9,787
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital required, 6 2/3% of total aggregate indebtedness		71
Minimum dollar net capital requirement of broker and dealer		5,000
Net capital requirement (greater of above)		5,000
Excess net capital	$	4,787
*Excess net capital at 1,000%	$	3,787
AGGREGATE INDEBTEDNESS		
Items included in statement of financial condition:		
Accounts payable and other liabilities	$	1,060
TOTAL AGGREGATE INDEBTEDNESS		1,060
Ratio: aggregate indebtedness to net capital		0.11:1

*Net capital less the greater of 10% of Aggregate Indebtedness or 120% of Minimum dollar net capital requirement

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5

No material differences exist between the net capital computation above and the computation included in the unaudited FOCUS Form X-17A-5 Part IIA, as filed by the Company.

ARROWROOT PARTNERS, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2019
SCHEDULE II

A computation of reserve requirements is not applicable to Arrowroot Partners, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

ARROWROOT PARTNERS, LLC
INFORMATION RELATING TO POSSESSION AND CONTROL
REQUIREMENTS PURSUANT TO RULE 15c3-3
AS OF DECEMBER 31, 2019
SCHEDULE III

Information relating to possession or control requirements is not applicable to Arrowroot Partners, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(i).

GUMBINER SAVETT INC.
ASSURANCE • TAX • BUSINESS ADVICE

Report of Independent Registered Public Accounting Firm on Review of Exemption Report

To the Member
Arrowroot Partners, LLC
Santa Monica, California

We have reviewed management's statements, included in the accompanying Exemption Report, in which Arrowroot Partners, LLC (the "Company") (1) identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) (the "exemption provisions") and (2) the Company stated that it met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Gumbiner Savett Inc.

Santa Monica, California
February 28, 2020

1723 Cloverfield Boulevard
Santa Monica, California 90404
phone: 310.828.9798 • 800.989.9798
fax: 310.829.7853 • 310.453.7610
www.gscpa.com

DocuSign Envelope ID: B2E31A68-535D-4AE1-B853-DCAE466063CB

ARROWROOT PARTNERS
100 Wilshire Blvd | Suite 1830 | Santa Monica, CA 90401 | USA |

Gumbiner Savett Inc

1723 Cloverfield Blvd.

Santa Monica, CA 90404

Regarding: **SEA Rule 17a-5(d)(4) Exemption Report** **February 28, 2020**

To Whom It May Concern:

Purusant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k)(2)(i), Arrowroot Partners, LLC does not hold customer funds or safekeep customer securities.

The firm of Arrowroot Partners, LLC met the Section 204, 15C3-3 (k)(2)(i) exemption for the period January 1, 2019 to December 31, 2019.

All the best,

DocuSigned by:
Robert Santos
3AF37A6BA28240A...

Robert Santos, CEO & CCO